AllianceBernstein Investments, Inc.

(an indirect wholly-owned subsidiary of AllianceBernstein L.P.)

Financial Statements and Supplementary Schedules

December 31, 2024

(With Independent Registered Public Accounting Firm's Report Thereon)

These financial statements and supplementary schedules are deemed confidential pursuant to subparagraph (e)(3) of Rule 17a-5 of the Securities Exchange Act of 1934

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
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SEC FILE NUMBER
8-52942

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/24 (MM/DD/YY) AND ENDING 12/31/24 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: AllianceBernstein Investments, Inc.

TYPE OF REGISTRANT (check all applicable boxes):
☑ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

501 Commerce Street
(No. and Street)

Nashville	TN	37203
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Melina Heldic	270-996-7909	melina.heldic@alliancebernstein.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

PricewaterhouseCoopers LLP
(Name – if individual, state last, first, and middle name)

300 Madison Ave	New York	NY	10017
(Address)	(City)	(State)	(Zip Code)

October 20, 2003	238
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, <u>Gary Krueger</u> , swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of <u>AllianceBernstein Investments, Inc.</u> , as of <u>12/31</u> , <u>2024</u> , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: _____

Title: Chief Financial Officer

<u>Lisa Walsh</u>
Notary Public

[Notary seal: LISA WALSH, STATE OF TENNESSEE, NOTARY PUBLIC, DAVIDSON COUNTY, My Commission Expires MAY 3, 2027]

This filing contains (check all applicable boxes):**

- ☑ (a) Statement of financial condition.
- ☑ (b) Notes to consolidated statement of financial condition.
- ☑ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☑ (d) Statement of cash flows.
- ☑ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☑ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☑ (g) Notes to consolidated financial statements.
- ☑ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☑ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☑ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.

ALLIANCEBERNSTEIN INVESTMENTS, INC.
(an indirect wholly-owned subsidiary of
AllianceBernstein L.P.)
December 31, 2024

Table of Contents



Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholder of AllianceBernstein Investments, Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of AllianceBernstein Investments, Inc. (the "Company") as of December 31, 2024, and the related statements of income, of changes in stockholder's equity and of cash flows for the year then ended, including the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit of these financial statements in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.
Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as, evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The accompanying Computation of Net Capital under 17 CFR 240.15c3-1 of the Securities Exchange Act of 1934 and Determination of Reserve Requirements and Information Relating to Possession or Control Requirements under Securities and Exchange Commission Rule 15c3-3 (collectively, the "supplemental information") has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with

PricewaterhouseCoopers LLP, 150 3rd Avenue South, Suite 1400, Nashville, TN 37201

T: (615) 503 2860, www.pwc.com/us



Rule 17a-5 under the Securities Exchange Act of 1934. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

PricewaterhouseCoopers LLP

Nashville, TN
February 28, 2025

We have served as the Company's auditor since 2006.

ALLIANCEBERNSTEIN INVESTMENTS, INC.
(an indirect wholly-owned subsidiary of
AllianceBernstein L.P.)

Statement of Financial Condition
December 31, 2024
(dollars in thousands)

ASSETS

Cash and cash equivalents	$	58,085
Receivables:		
Fees from AB Mutual Funds		9,409
Due from affiliates		982
Deferred sales commissions, net		182,707
Deferred taxes		1,731
Other assets		1,107
Total assets	$	254,021

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities:		
Payables:		
Brokers and dealers	$	10,040
Accounts payable and accrued expenses		24,708
Due to Parent		4,404
Due to affiliates		623
Total liabilities		39,775

Commitments and contingencies (*See Note 6*)

Stockholder's equity:		
Common stock, par value $.10 per share; 1,000 shares authorized, 100 shares issued and outstanding		—
Additional paid-in capital		177,578
Retained earnings		36,668
Total stockholder's equity		214,246
Total liabilities and stockholder's equity	$	254,021

The accompanying notes are an integral part of these financial statements.

ALLIANCEBERNSTEIN INVESTMENTS, INC.
(an indirect wholly-owned subsidiary of
AllianceBernstein L.P.)

Statement of Income
Year Ended December 31, 2024
(dollars in thousands)

Revenues:		
Service fees paid by AB	$	136,346
Distribution plan fees from AB Mutual Funds		103,983
Commissions		312
Interest		3,021
Total revenues		243,662
Expenses:		
Employee compensation and benefits		36,977
Promotion and servicing:		
Distribution plan payments to financial intermediaries		63,339
Amortization of deferred sales commissions		57,983
Distribution services		26,365
Other		40,391
General and administrative		9,059
Total expenses		234,114
Income before income taxes		9,548
Income tax expense		2,785
Net income	$	6,763

The accompanying notes are an integral part of these financial statements.

ALLIANCEBERNSTEIN INVESTMENTS, INC.
(an indirect wholly-owned subsidiary of
AllianceBernstein L.P.)

Statement of Changes in Stockholder's Equity
Year Ended December 31, 2024
(dollars in thousands)

	Common stock		Additional paid-in capital		Retained earnings		Total	
Balance as of December 31, 2023	$	—	$	87,578	$	29,905	$	117,483
Capital contribution from Parent		—		90,000		—		90,000
Net income		—		—		6,763		6,763
Balance as of December 31, 2024	$	—	$	177,578	$	36,668	$	214,246

The accompanying notes are an integral part of these financial statements.

ALLIANCEBERNSTEIN INVESTMENTS, INC.
(an indirect wholly-owned subsidiary of
AllianceBernstein L.P.)

Statement of Cash Flows
Year Ended December 31, 2024
(dollars in thousands)

Cash flows from operating activities:		
Net income	$	6,763
Adjustments to reconcile net income to cash provided by operating activities:		
Amortization of deferred sales commissions		57,983
Changes in assets and liabilities:		
(Increase) in fees receivable from AB Mutual Funds		(1,648)
(Increase) in due from affiliates		(949)
(Increase) in deferred sales commissions		(153,316)
Decrease in other assets		87
Decrease in deferred taxes		294
Increase in payable to brokers and dealers		343
Increase in accounts payable and accrued expenses		8,288
Increase in due to Parent		2,663
(Decrease) in due to affiliates		(1,224)
Net cash used in operating activities		(80,716)
Cash flow from financing activities:		
Capital contribution from Parent		90,000
Net cash provided by financing activities		90,000
Net increase in cash and cash equivalents		9,284
Cash and cash equivalents as of beginning of year		48,801
Cash and cash equivalents as of end of year	$	58,085
Cash paid:		
Income taxes	$	447

The accompanying notes are an integral part of these financial statements.

ALLIANCEBERNSTEIN INVESTMENTS, INC.
(an indirect wholly-owned subsidiary of
AllianceBernstein L.P.)

Notes to Financial Statements
December 31, 2024

1. Organization and Summary of Operations

AllianceBernstein Investments, Inc. ("**AllianceBernstein Investments**" or the "**Company**") is a wholly-owned subsidiary of AllianceBernstein Corporation of Delaware, which is a wholly-owned subsidiary of AllianceBernstein L.P. ("**AB**" or the "**Parent**"), which is majority-owned by Equitable Holdings, Inc. ("**EQH**"), the holding company for a diversified financial services organization.

The Company serves as a distributor and/or underwriter for certain registered investment companies and other investment vehicles managed by AB ("**AB Funds**"). The Company is registered as a broker-dealer under the Securities and Exchange Act of 1934, as amended ("**Exchange Act**").

2. Summary of Significant Accounting Policies

Basis of Presentation

The financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("**US GAAP**"). The preparation of the financial statements requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ materially from those estimates.

Recently Adopted Accounting Pronouncements or accounting pronouncements not yet adopted

Recently Adopted Accounting Pronouncements

In November 2023, Financial Accounting Standards Board ("**FASB**") issued ASU 2023-07, *Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures,* which required disclosure of incremental segment information on an annual and interim basis. This ASU is effective for fiscal years beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024, and requires retrospective application to all prior periods presented in the financial statements. We adopted this standard effective for our financial statements issued for fiscal year ended December 31, 2024. The adoption of this standard did not have a material impact on our financial condition or results of operations.

Accounting Pronouncements Not Yet Adopted

In December 2023, the FASB issued ASU 2023-09, *Income Taxes (Topic 740): Improvements to Income Tax Disclosures*. This amendment is expected to enhance the transparency and decision usefulness of income tax disclosures by requiring business entities, on an annual basis, to disclose specific categories in the rate reconciliation, additional information for reconciling items that meet a quantitative threshold and certain information about income taxes paid. This revised guidance is effective for financial statements issued for fiscal years beginning after December 15, 2025. The revised guidance will not have a material impact on our financial condition or results of operations.

Cash and Cash Equivalents

Cash and cash equivalents include cash on hand, demand deposits, money market accounts, and highly liquid investments with original maturities of three months or less. Due to the short-term nature of these instruments, the recorded value has been determined to approximate fair value and is considered Level 1 in the fair value hierarchy. Cash equivalents at December 31, 2024 include $10.9 million invested in an affiliated money market fund that is registered under the Investment Company Act of 1940 and $20.0 million invested in a time deposit.

ALLIANCEBERNSTEIN INVESTMENTS, INC.
(an indirect wholly-owned subsidiary of
AllianceBernstein L.P.)

Notes to Financial Statements
December 31, 2024

Deferred Sales Commissions, Net

The Company pays commissions to financial intermediaries in connection with the sale of shares of open-end AB sponsored mutual funds sold without a front-end sales charge ("**back-end load shares**"). These commissions are capitalized as deferred sales commissions and amortized over periods not exceeding one year for U.S. fund shares and four years for Non-U.S. fund shares, the periods of time during which deferred sales commissions generally are recovered. The Company recovers these commissions from distribution services fees received from those funds and from contingent deferred sales commissions ("**CDSC**") received from shareholders of those funds upon the redemption of their shares. CDSC cash recoveries are recorded as reductions of unamortized deferred sales commissions when received.

The Company periodically reviews the deferred sales commission asset for impairment as events or changes in circumstances indicate that the carrying value may not be recoverable. If these factors indicate impairment in value, management compares the carrying value to the undiscounted cash flows expected to be generated by the asset over its remaining life. If management determines the deferred sales commission asset is not fully recoverable, the asset will be deemed impaired and a loss will be recorded in the amount by which the recorded amount of the asset exceeds its estimated fair value. There were no impairment charges recorded during 2024.

Loss Contingencies

For significant litigation matters, we assess the likelihood of a negative outcome. If a negative outcome is probable and the loss can be reasonably estimated, we record an estimated loss. If a negative outcome is reasonably possible and we can estimate the potential loss or range of loss, or if a negative outcome is probable and we can estimate the potential loss or range of loss beyond any amounts already accrued, we disclose this information. However, predicting outcomes or estimating losses is often challenging due to litigation uncertainties, especially in early stages or complex cases. In such instances, we disclose our inability to predict the outcome or estimate losses.

Long-term Incentive Compensation Plans

Employees of the Company are eligible to participate in several AB unfunded, non-qualified deferred compensation plans under which annual awards to employees are generally made in the fourth quarter.

Awards granted in December 2024 allowed employee participants to allocate their awards between restricted AllianceBernstein Holding Units ("**AB Holding Units**") and deferred cash. Participants (except certain members of senior management) generally could allocate up to 50% of their awards to deferred cash, not to exceed a total of $250,000 per award. Each of our employees based outside of the United States (other than expatriates), who received an award of $100,000 or less, could have allocated 100% of his or her award to deferred cash. Starting in December 2024, each employee outside of the United States (other than expatriates) generally could allocate up to 50% of their awards to deferred cash, not to exceed a total of $500,000, or 100% of their award to deferred cash for those who received an award of $500,000 or less. Participants allocated their awards prior to the date on which the Parent's Compensation and Workplace Practices Committee (the "**Compensation Committee**") of the Parent's Board of Directors (the "**Board**") approved awards in December 2024. For these awards, the number of AB Holding Units awarded was based on the closing price of an AB Holding unit on the grant date. For awards granted in 2024:

- AB engaged in open-market purchases of AB Holding Units or purchased newly-issued AB Holding Units from AllianceBernstein Holding L.P. that were awarded to participants and that are kept in a consolidated rabbi trust;

ALLIANCEBERNSTEIN INVESTMENTS, INC.
(an indirect wholly-owned subsidiary of
AllianceBernstein L.P.)

Notes to Financial Statements
December 31, 2024

- Quarterly distributions on vested and unvested AB Holding Units are paid to participants, regardless of whether or not a long-term deferral election has been made; and

- Interest on deferred cash is accrued monthly based on AB's monthly weighted average cost of funds.

The Company recognizes compensation expense related to equity compensation grants in the financial statements using the fair value method. Fair value of restricted AB Holding Unit awards is the closing price of an AB Holding Unit on the grant date. Under the fair value method, compensatory expense is measured at the grant date based on the estimated fair value of the award and is recognized over the requisite service period. For year-end long-term incentive compensation awards, employees who resign or are terminated without cause may retain their awards, subject to compliance with certain agreements and restrictive covenants set forth in the applicable award agreement, including restrictions on competition. These restrictive covenants include restrictions on employee and client solicitation and a claw-back for failing to follow existing risk management policies. These awards have no service requirement and the Company fully expenses these awards on grant date.

Most equity replacement, sign-on or similar deferred compensation awards included in separate employment agreements or arrangements include a required service period. Restricted AB Holding Units awarded under the Incentive Compensation Program generally vest in 33.3% increments on December 1st of each of the three years immediately following the year in which the award is granted.

Subsequent Events

We evaluate subsequent events through the date that these financial statements are available to be issued, February 28, 2025, and did not identify any subsequent events that would require disclosure in these financial statements.

3. Revenue Recognition

The Company earns a service fee from its parent for providing distribution related activities involving the Parent's Mutual Funds including various support and liaison activities relating to sourcing and servicing relationships between the Company and third party financial intermediaries. This fee is earned through a cost-plus arrangement whereby the Parent reimburses the Company based on certain operating expenses incurred.

Distribution plan fees from the Parent's Mutual Funds are recorded as revenue as the related services are performed. Distribution payments to financial intermediaries, and other promotion and servicing payments by the Company, are recognized as an expense when incurred. Commission income is recorded on trade date.

Most open-end U.S. funds have adopted a plan under Rule 12b-1 of the Investment Company Act that allows the fund to pay, out of assets of the fund, distribution and service fees for the distribution and sale of its shares ("**Rule 12b-1 Fees**"). The open-end U.S. funds have such agreements with the Company, and we have selling and distribution agreements pursuant to which we pay sales commissions to the financial intermediaries that distribute our open-end U.S. funds. These agreements are terminable by either party upon notice (generally 30 days) and do not obligate the financial intermediary to sell any specific amount of fund shares.

We record 12b-1 fees monthly based upon a percentage of the net asset value ("**NAV**") of the funds. At month-end, the variable consideration of the transaction price is no longer constrained as the NAV can be calculated and the value of consideration is determined and recognized as revenues. As 12b-1 fees are uncertain on the trade date, they are initially constrained and the variable consideration depends on the value of the shares at

ALLIANCEBERNSTEIN INVESTMENTS, INC.
(an indirect wholly-owned subsidiary of
AllianceBernstein L.P.)

Notes to Financial Statements
December 31, 2024

future points in time. Therefore, revenue is recognized as the amounts become known, when the constraint is removed. These services are separate and distinct from other asset management services as the customer can benefit from these services independently of other services. 12b-1 fees earned in the current period are primarily related to performance obligations satisfied in prior periods.

We accrue the corresponding 12b-1 fees paid to sub-distributors monthly as the expenses are incurred. We are acting in a principal capacity in these transactions; as such, these revenues and expenses are recorded on a gross basis.

Revenues for the year ended December 31, 2024 consisted of the following (in thousands):

Subject to contracts with customers:		
Service fees paid by AB	$	136,346
Distribution plan fees from AB Mutual Funds		103,983
Commissions		312
		240,641
Not subject to contracts with customers:		
Interest		3,021
Total net revenues	$	243,662

4. **Income Taxes**

The Company is included in the consolidated federal income tax return filed by AllianceBernstein Corporation of Delaware. The Company files separate state and local income tax returns. Federal, state and local income tax expense is computed on a separate company basis.

Income tax expense for the year ended December 31, 2024 is comprised of (in thousands):

Income tax expense:		
Federal	$	1,859
State and local		632
Current tax expense		2,491
Deferred tax expense		294
Income tax expense	$	2,785

The effect of a tax position is recognized in the financial statements only if, as of the reporting date, it is "more likely than not" to be sustained based on its technical merits and their applicability to the facts and circumstances of the tax position. In making this assessment, the Company must assume that the taxing authority will examine the tax position and have full knowledge of all relevant information. Accordingly, the Company has no liability for unrecognized tax benefits as of December 31, 2024.

Deferred income taxes reflect the net tax effect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. As of December 31, 2024, the Company had a net deferred tax asset primarily related to long-term incentive

ALLIANCEBERNSTEIN INVESTMENTS, INC.
(an indirect wholly-owned subsidiary of
AllianceBernstein L.P.)

Notes to Financial Statements
December 31, 2024

compensation of $1.7 million. Management has determined that realization of the net deferred tax asset is more likely than not based on anticipated future taxable income.

The principal reasons for the difference between the effective tax rate and the Federal corporate statutory rate of 21.0% are as follows (in thousands):

Income before income taxes	$ 9,548	
Income tax expense:		
Federal tax at statutory rate	2,005	21.0 %
Permanent difference	202	2.1
State and local taxes, net of federal tax benefit	517	5.4
Nondeductible expenses and other items	61	0.6
Income tax expense	$ 2,785	29.1 %

The Company is generally no longer subject to U.S. federal, or state and local tax examinations by tax authorities for any year prior to 2020.

Subject to the results of any future examinations for the tax years 2020 and forward, there is the possibility that we may set up reserves, including accrued interest, over the next twelve months.

5. **Deferred Sales Commission, Net**

The amount recorded for the net deferred sales commission asset was $182.7 million as of December 31, 2024.

The components of deferred sales commissions, net (excluding amounts related to fully amortized deferred sales commissions) for the year ended December 31, 2024 were as follows (in thousands):

Carrying amount of deferred sales commission	$ 303,564
Less: Accumulated amortization	(74,602)
Cumulative CDSC received	(46,255)
Deferred sales commission, net	$ 182,707

Amortization expense was $58.0 million for the year ended December 31, 2024. Estimated future amortization expense related to the December 31, 2024 net asset balance, assuming no additional CDSC is received in future periods, is as follows (in thousands):

2025	$ 76,415
2026	68,192
2027	36,553
2028	1,547
Total	$ 182,707

11

ALLIANCEBERNSTEIN INVESTMENTS, INC.
(an indirect wholly-owned subsidiary of
AllianceBernstein L.P.)

Notes to Financial Statements
December 31, 2024

6. Commitments and Contingencies

Legal and Regulatory Proceedings

For significant litigation matters, we assess the likelihood of a negative outcome. If a negative outcome is probable and the loss can be reasonably estimated, we record an estimated loss. If a negative outcome is reasonably possible and we can estimate the potential loss or range of loss, or if a negative outcome is probable and we can estimate the potential loss or range of loss beyond any amounts already accrued, we disclose this information. However, predicting outcomes or estimating losses is often challenging due to litigation uncertainties, especially in early stages or complex cases. In such instances, we disclose our inability to predict the outcome or estimate losses.

7. Related Party Transactions

The Company provides distribution and other services for the Parent's Mutual Funds and other investment vehicles for which it was paid a service fee of $136.3 million by AB pursuant to its service agreement between the parties.

During 2024, Equitable Advisors, LLC ("**Equitable Advisors**"), a subsidiary of EQH, distributed the Parent's Mutual Funds for which it received distribution payments which totaled $1.9 million for the year ended December 31, 2024. Included in due to affiliates, as of December 31, 2024, are distribution payments owed to Equitable Advisors aggregating to $0.4 million. Also, Equitable Advisors provides certain distribution and other services including but not limited to: access to dedicated relationship management, national meetings, branch offices, sales desk and national/regional speaking opportunities pursuant to Equitable Advisors' Financial Support Program. Distribution services include $0.6 million in fees relating to these services of which $0.2 million is included in due to affiliates at December 31, 2024.

Employees of the Company hired prior to October 2, 2000 are generally eligible to participate, under similar terms offered to employees of AB, in a qualified noncontributory defined benefit retirement plan maintained by AB. Benefits are based on years of credited service, average final base salary and primary Social Security benefits. Service and compensation after December 31, 2008 are not taken into account in determining participants' retirement benefits. During 2024, the Compensation Committee approved the termination of AB's retirement plan, effective May 22, 2024. AB began the process of settling benefits with vested participants and all lump sum disbursements elected by plan participants were distributed in December 2024. The remaining retirement plan participants who did not elect a lump sum disbursement elected to roll over their benefit to a group annuity contract from a qualified insurance company to administer all future payments. AB will select the qualified insurance company to administer all future payments during the first quarter of 2025 at which point, the remaining benefit obligation will be purchased by the insurance carrier and AB will fully terminate the plan.

In addition, employees of the Company are eligible to participate in a 401(k) plan maintained by AB. Employer contributions are discretionary and generally are limited to the maximum amount deductible for federal income tax purposes. Aggregate contributions to the 401(k) plan on behalf of the Company's employees for 2024 were $0.4 million and are reflected in employee compensation and benefits expense in the statement of income.

Certain employees of the Company participate in unfunded, non-qualified deferred compensation plans maintained by AB. Aggregate awards made to these plans by AB on behalf of employees of the Company for 2024 were $3.1 million and are included in the Company's employee compensation and benefits expense.

AB allocated $6.4 million to the Company for its pro rata share of office and related, technology and related and general overhead expenses incurred by AB. This amount is included in general and administrative expenses.

ALLIANCEBERNSTEIN INVESTMENTS, INC.
(an indirect wholly-owned subsidiary of
AllianceBernstein L.P.)

Notes to Financial Statements
December 31, 2024

8. Fair Value

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e., the "exit price") in an orderly transaction between market participants at the measurement date. The three broad levels of fair value hierarchy are as follows:

- Level 1 – Quoted prices in active markets that are available for identical assets or liabilities as of the reported date.

- Level 2 – Quoted prices in markets that are not active or other pricing inputs that are either directly or indirectly observable as of the reported date.

- Level 3 – Prices or valuation techniques that are both significant to the fair value measurement and unobservable as of the reported date. These financial instruments do not have two-way markets and are measured using management's best estimate of fair value, where the inputs into the determination of fair value require significant management judgment or estimation.

Assets Measured at Fair Value on a Recurring Basis

We invest excess cash in a money market fund ($10.9 million as of December 31, 2024) that is valued based on quoted prices in active markets; as such, this fund is included in Level 1 of the valuation hierarchy. We held no Level 2 or Level 3 securities during the year ended December 31, 2024.

Assets and Liabilities Measured at Fair Value on a Nonrecurring Basis

The Company did not have any material assets or liabilities that were measured at fair value for impairment on a nonrecurring basis during the year ended December 31, 2024.

9. Business Segment Information

Management has assessed the requirements of ASC 280, *Segment Reporting*. The Company operates as a distributor and/or underwriter for certain AB company-sponsored mutual funds and is registered as a broker-dealer under the Exchange Act. The Company is allocated expenses and derives a portion of its revenues from affiliates in performing these services. The Chief Operating Decision Maker ("CODM") is the Chief Executive Officer of the Company. We have determined that the Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole.

When assessing profitability, allocating resources and evaluating the underlying performance of our business, the CODM uses net income as reported on the statement of income. The significant expenses considered by the CODM in evaluating the performance of our business are consistent with the financial information included on the Company's statement of income. The measurement of assets as evaluated by the CODM is reported as "*Total assets*" on the statement of financial condition. The accounting policies used to measure the profit and loss of our single operating segment are the same as those described in *Note 2 Significant Accounting Policies*.

10. Net Capital

The Company is subject to the minimum net capital requirements imposed under Rule 15c3-1 of the Exchange Act. The Company utilizes the Alternative Standard under the Net Capital Rule. As the Company limits its business activities exclusively to: (1) mutual fund underwriter or sponsor; and (2) distribution of interests in

ALLIANCEBERNSTEIN INVESTMENTS, INC.
(an indirect wholly-owned subsidiary of
AllianceBernstein L.P.)

Notes to Financial Statements
December 31, 2024

private alternative investment funds and therefore meets the requirements of Footnote 74 of the SEC Release No. 34-70073 adopting amendments to the 17 C.F.R. §240.17a-5, the Company is subject to a minimum net capital requirement of $0.3 million. As of December 31, 2024, the Company's net capital of $27.5 million was $27.2 million in excess of its required minimum net capital of $0.3 million.

ALLIANCEBERNSTEIN INVESTMENTS, INC.
(an indirect wholly-owned subsidiary of
AllianceBernstein L.P.)

SCHEDULE I

**Computation of Net Capital under 17 CFR 240.15c3-1
of the Securities Exchange Act of 1934**

As of December 31, 2024

	(in thousands)
Total ownership equity from Statement of Financial Condition	$ 214,246
Deduct ownership equity not allowable for Net Capital	—
Total ownership equity qualified for Net Capital	214,246
Add: Liabilities subordinated to claims of general creditors allowable in computation of Net Capital	—
Total capital and allowable subordinated liabilities	214,246
Deductions and/or charges:	
A. Total nonallowable assets from Statement of Financial Condition	
Deferred sales commissions	(182,707)
Due from Parent	—
Due from affiliates	(982)
Deferred taxes	(1,731)
Other assets	(1,107)
B. Other deductions and/or credits	—
Other additions and/or credits	—
Net Capital before haircuts on securities positions	27,719
Haircuts on securities (computed, where applicable, pursuant to 15c3-1 (f)):	
A. Other securities	(218)
Net Capital	$ 27,501

ALLIANCEBERNSTEIN INVESTMENTS, INC.
(an indirect wholly-owned subsidiary of
AllianceBernstein L.P.)

SCHEDULE I *(continued)*

Computation of Net Capital under 17 CFR 240.15c3-1
of the Securities Exchange Act of 1934

As of December 31, 2024

		(in thousands)
Computation of Alternative Net Capital Requirement:		
a) 2% of combined aggregate debit items as shown in Formula for Reserve Requirements pursuant to Rule 15c3-3 prepared as of the date of net capital computation including both brokers and dealers and consolidated subsidiaries' debits	$	—
b) Fixed-dollar minimum net capital requirement	$	250
Minimum net capital requirement (greater of a or b) above	$	250
Excess net capital	$	27,251
Net capital in excess of the greater of:		
5% of combined aggregate debit items or 120% of minimum net capital requirement	$	27,201

Statement Pursuant to Paragraph 5(d)(4) of Rule 17a-5 of the Securities and Exchange Commission:

The above computation of net capital does not differ materially from the computation of net capital as of December 31, 2024, as filed on Form X-17A-5 Part IIA, on January 27, 2025.

ALLIANCEBERNSTEIN INVESTMENTS, INC.
(an indirect wholly-owned subsidiary of
AllianceBernstein L.P.)

SCHEDULE II

**Determination of Reserve Requirements and Information Relating to Possession or Control Requirements
under Securities and Exchange Commission Rule 15c3-3**
December 31, 2024

The Company is not claiming an Exemption from SEA Rule 15c3-3 but rather relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. §240.17a-5 because the Company does not hold customer funds or securities and its business activities are limited to mutual fund underwriting and the distribution of interests in private alternative investment funds.